



SECURITIE 10031776
W...

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAY 24 2010

Washington, DC 110

| SEC FILE NUMBER |
|---|
| 8- 32162 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/01/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

| Westport | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick A. Conway 203-227-1008
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

| 116 Sherman Street | Fairfield | CT | 06824 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

KATHERINE R. ROLLER
NOTARY PUBLIC
State of Connecticut
My Commission Expires
September 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Fairport Capital Inc.**

**Table of Contents**

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

*Where Ideas Meet Implementation*

# REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
Fairport Capital Inc.

We have audited the accompanying statement of financial condition of Fairport Capital Inc. as of March 31, 2010 and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fairport Capital Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3-1 and 17a-5(d)(4) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
May 16, 2010

**Fairport Capital Inc.**
**Statement of Financial Condition**
**March 31, 2010**

**Assets**

| | | |
|---|---|---|
| **Current assets** | | |
| Cash and equivalents | $ | 91,886 |
| Commissions receivable | | 26,120 |
| Due from officer | | 14,180 |
| Deferred tax | | 1,746 |
| Total current assets | | 133,932 |
| **Property and equipment** | | |
| Office equipment | | 2,518 |
| Accumulated depreciation | | (2,518) |
| Net property and equipment | | - |
| **Other assets** | | |
| Security deposit | | 999 |
| Total other assets | | 999 |
| Total assets | $ | 134,931 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable | $ | 84,787 |
| Accrued liabilities | | 8,727 |
| Income taxes payable | | 1,131 |
| Total current liabilities | | 94,645 |
| **Shareholder's equity** | | |
| Common stock - authorized 5,000 shares no par value | | |
| Issued and outstanding 2,000 shares | | 43,950 |
| Accumulated deficit | | (3,664) |
| Total shareholder's equity | | 40,286 |
| Total liabilities and shareholder's equity | $ | 134,931 |

**See report of independent auditor and notes to financial statements.**

**Fairport Capital Inc.**
**Statement of Income and Changes in Retained Earnings**
**For the Year Ended March 31, 2010**

| | |
|---|---|
| **Revenues** | |
| Commisions and fees revenue | $ 768,865 |
| Interest income | 1,637 |
| Reimbursed expenses | 20,392 |
| Total revenues | 790,894 |
| | |
| **Operating expenses** | |
| Bank services charges | 133 |
| | |
| Client development | 12,997 |
| Commissions paid | 653,723 |
| Consulting | 505 |
| Contributions | 3,217 |
| Dues and subscriptions | 4,273 |
| Insurance | 9,662 |
| Licensing | 650 |
| Medical benefit plan | 19,470 |
| Office supplies | 6,371 |
| Other taxes | 6 |
| Professional fees | 11,760 |
| Regulatory fees | 18,473 |
| Rent | 13,560 |
| Telephone | 4,151 |
| Travel | 19,628 |
| Total operating expenses | 798,495 |
| | |
| Net loss before taxes | (7,601) |
| | |
| **Tax provision (benefit)** | |
| Current tax benefit | (1,267) |
| Deferred tax benefit | (1,746) |
| Total tax provision (benefit) | (3,013) |
| | |
| Net loss after taxes | (4,588) |
| | |
| Beginning retained earnings | 924 |
| | |
| Ending accumulated deficit | $ (3,664) |

**See report of independent auditor and notes to financial statements.**

**Fairport Capital Inc.**
**Statement of Cash Flows**
**For the Year Ended March 31, 2010**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (4,588) |
| Adjustments to reconcile change in net loss to cash used by operating activities: | | |
| Deferred tax provision | | (1,746) |
| Increase in commissions receivable | | (2,628) |
| Decrease in accounts payable | | (66,341) |
| Increase in accrued liabilities | | 8,727 |
| Decrease in income taxes payable | | (2,374) |
| Total adjustments | | (64,362) |
| Net cash used by operating activities | | (68,950) |
| **Net decrease in cash and cash equivalents** | | (68,950) |
| **Beginning cash and cash equivalents** | | 160,836 |
| **Ending cash and cash equivalents** | $ | 91,886 |

**See report of independent auditor and notes to financial statements.**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of accounting** - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

**Cash and equivalents** – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Use of accounting estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

**Commissions receivable** - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2010 as management does not believe it is exposed to any risk of loss based upon its historical experience.

**Property and equipment** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

**Advertising** – The Company's policy is to expense advertising as incurred.

**Income taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

**Medical Reimbursement Plan** - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability Insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

**Officer's Salaries** - The officer of the Company is sales representative for the Company and has elected to receive commissions in lieu of salary.

## NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $65,193 due to the president for commission earned. The president has elected to defer collection of a portion of his commissions earned in order to be certain the Company has sufficient operating capital.

The Company paid $1,000 to the president for accounting services during the year.

As of March 31, 2010 the president owes the Company $14,180. The genesis of the receivable is from the assumption of former shareholder liabilities in lieu of payment for their common stock interest in the Company. Subsequent to the end of the year, the Company purchased the shares of stock equivalent to the value of the receivable outstanding.

The Company president personally guarantees the office lease.

## NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2010 includes the following items:

| | | |
|---|---|---|
| Deferred tax asset | $ | 1,746 |
| Deferred tax liability | | - |
| Net deferred tax asset | $ | 1,746 |

Deferred taxes are related to a net operating loss carry forward. Management believes the net operating loss will be realized within the next business cycle. Tax loss carry forward are $6,985.

The components of income tax expense (benefit) related to continuing operations at March 31, 2010 are as follows:

| | | |
|---|---|---|
| Federal | | |
| Current provision | $ | (2,398) |
| Deferred provision | | (1,048) |
| | $ | (3,446) |
| State | | |
| Current provision | $ | 1,131 |
| Deferred provision | | (698) |
| | | 433 |
| Totals | $ | (3,013) |

## NOTE 5 – CONCENTRATION OF RISK

Approximately 72% of the Company's commission income was generated by six sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

## NOTE 6 –LEASE COMMITMENTS

The Company leases office space under a month-to-month lease arrangement. The agreement calls for a monthly payment of $1,170. Rent expense for this lease is $13,560. The lease is personally guaranteed by the president of the Company.

## NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2010, the Company had net capital of $20,749, which was $15,749 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 456 to 1.

## NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2010 through May 20, 2010, which is the date the financial statements were issued. Management has elected to buy back common stock from the president equivalent to the value of the amount due from the president. The purchase of the common stock will be recorded as treasury stock and will have no impact on net capital.

**Fairport Capital Inc.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended March 31, 2010**
**Schedule I**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total shareholder's equity | $ | 40,286 |
| Deduct shareholder's equity not allowable for net capital | | - |
| Total shareholder's equity qualified for net capital | | 40,286 |
| Additions/other credits: | | - |
| Total member's equity and allowable subordinated liabilities | | 40,286 |
| Deductions/other charges: | | |
| Commissions receivable | | (2,612) |
| Due from officer | | (14,180) |
| Deferred taxes | | (1,746) |
| Security deposit | | (999) |
| Total deductions/other charges | | (19,537) |
| Net capital | $ | 20,749 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 94,645 |
| Total aggregate indebtedness | $ | 94,645 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 15,749 |
| Ratio: Aggregate indebtedness to net capital | | 456% |

**See report of independent auditor.**

**Fairport Capital Inc.**
**Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements**
**For the Year Ended March 31, 2010**
**Schedule II**

| | | |
|---|---|---|
| **Net Capital as reported on 4th Quarter Focus** | $ | 27,007 |
| **Adjustments from 4th Quarter Focus to Annual Audit** | | |
| Accrual of audit fee | | (7,500) |
| Cash on hand classified as other asset | | 95 |
| Increase in other accrued expenses | | (1,227) |
| Adjustment to income taxes payable | | 3,505 |
| Adjustment to deferred tax provision | | (1,746) |
| Adjustment to current tax provision | | 615 |
| Total adjustments | | (6,258) |
| **Revised Net Capital as reported in the Annual Audit** | $ | 20,749 |

**See report of independent auditor.**

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

*Where Ideas Meet Implementation*

To the Shareholder of
Fairport Capital Inc.

In planning and performing our audit of the financial statements of Fairport Capital Inc. (the Company), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
May 16, 2010

MICHAEL J. KNIGHT & COMPANY, CPAS


MJK
&
COMPANY
CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

*Where Ideas Meet Implementation*

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Shareholder of
Fairport Capital Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Fairport Capital Inc. for the period ended March 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period April 01, 2009 to March 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Fairport Capital Inc. Inc. taken as a whole.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
May 16, 2010



MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

**Fairport Capital Inc.**
**Determination of SIPC Net Operating Revenues**
**and General Assessment**
**For the Year Ended March 31, 2010**

**Schedule of Assessment Payments**

| | | |
|---|---|---|
| **General Assessment** | $ | 150 |
| **Payments Made:** | | |
| **Date Paid:** | | |
| **10/23/09** | | 832 |
| | | 832 |
| **Interest on late payment(s)** | | - |
| **Total assessment balance and interest due (refund)** | $ | (682) |
| **Prepaid on Form SIPC 7T** | $ | (682) |

**See accountants' report on SIPC supplemental report.**

**Fairport Capital Inc.**
**Determination of SIPC Net Operating Revenues**
**and General Assessment**
**For the Year Ended March 31, 2010**

**Schedule of Assessment Payments**

| | |
|---|---|
| **Total revenues** | $ 790,894 |
| **Additions:** | |
| None | - |
| Total additions | - |
| **Deductions:** | |
| Revenues pursuant to line 2c(1) - Form SIPC-7 | (763,615) |
| Revenues pursuant to line 2c(8) - Form SIPC-7 | (22,029) |
| Total deductions | (785,644) |
| **SIPC net operating revenues** | $ 5,250 |
| **General assessment (minimum assessment)** | $ 150 |

**See accountants' report on SIPC supplemental report.**